Report of Independent Registered Public
Accounting Firm

The Board of Directors of
BNY Mellon Investment Funds I:

We have examined management's assertion, included in the accompanying Management Statement Regarding
Compliance With Certain Provisions of the Investment
Company Act of 1940, that BNY Mellon Diversified
Emerging Markets Fund, BNY Mellon Small Cap Growth
Fund, BNY Mellon Small Cap Value Fund, BNY Mellon
Small/ Mid Cap Growth Fund, BNY Mellon Tax Sensitive
Total Return Bond Fund, and BNY Mellon International
Equity Fund (collectively, the "September 30th Funds"), and BNY Mellon Global Fixed Income Fund (the
"December 31st Fund") (collectively with "the September
30th Funds"), each a series of BNY Mellon Investment
Funds I, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of June 30, 2021. Management is responsible for its assertion about the Funds' compliance with those requirements of subsections (b) and (c) of Rule
17f-2 of the Act (the specified requirements). Our responsibility is to express an opinion on management's assertion about the Funds' compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with
attestation standards established by the American Institute
of Certified Public Accountants. Those standards require
that we plan and perform the examination to obtain
reasonable assurance about whether management's
assertion about compliance with the specified requirements
is fairly stated, in all material respects. An examination
involves performing procedures to obtain evidence about
whether management's assertion is fairly stated in all
material respects. The nature, timing, and extent of the
procedures selected depend on our judgement, including an
assessment of the risks of material misstatement of
management's assertion, whether due to fraud or error. We
believe that the evidence we obtained is sufficient and
appropriate to provide a reasonable basis for our opinion.
Included among our procedures were the following tests
performed as of June 30, 2021, and with respect to
agreement of security purchases and sales, for the period
from October 31, 2020, (the date of the Funds' last
examination) through June 30, 2021:
1.	Count and inspection of all securities located in the vault of
The Bank of New York Mellon Corporation in 570
Washington Blvd, Jersey City, NJ 07310 or where
inspection could not be performed, application of
alternative procedures;
2.	Confirmation with the Custodian of all securities held,
hypothecated, pledged or placed in escrow or out for
transfer with brokers or pledgees, if any;
3.	Obtained the Custodian reconciliation of security positions
held by institutions in book entry form (e.g., the Federal
Reserve Bank, The Depository Trust Company and various sub-custodians) to Custodian records and verified that reconciling items were cleared in a timely manner;

4.	Reconciliation of the Funds' securities per the books and
records of the Funds to those of the Custodian;
5.	Agreement of pending purchase and sale activity for the
Funds as of June 30, 2021, if any, to documentation of corresponding subsequent bank statements;

6.	Agreement of five security purchases and five security
sales or maturities, since the date of the last examination, from the books and records of the Funds to corresponding bank statements;

7.	Confirmation of all repurchase agreements with
broker(s)/bank(s) and/or agreement of corresponding subsequent cash receipts to bank statements and agreement of underlying collateral with the Custodian records, if any;

8.	Review of the BNY Mellon Asset Servicing Custody and
Securities Lending Services Service Organization Control Report ("SOC 1 Report") for the period July 1, 2020 - June 30, 2021 and noted no relevant findings were reported in the areas of Asset Custody and Trade Settlement.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2021, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and The Board of Directors of BNY Mellon Investment Funds I, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

      /s/ KPMG LLP
New York, New York
January 18, 2022










January 18, 2022
KPMG LLP
345 Park Avenue
New York, NY 10154


Ladies and Gentlemen:
In connection with your engagement to examine
management's assertion that BNY Mellon Diversified
Emerging Markets Fund, BNY Mellon Small Cap Growth
Fund, BNY Mellon Small Cap Value Fund, BNY Mellon
Small/ Mid Cap Growth Fund, BNY Mellon Tax Sensitive
Total Return Bond Fund, and BNY Mellon International
Equity Fund (collectively, the "October 31th Funds"), and
BNY Mellon Global Fixed Income Fund (the "December
31st Fund") (collectively with the October 31th Funds, the "Funds"), each a series of BNY Mellon Investment Funds
I, complied with the requirements of subsections (b) and (c)
of Rule 17f-2 under the Investment Company Act of 1940
as of June 30, 2021, for the period from October 31, 2020
(the date of the October 31st Funds' last examination) and
for the period from December 31, 2020 (the date of the
December 31th Funds' last examination) through June 30,
2021, we confirm, to the best of our knowledge and belief,
the following representations made to you during your
examination:
1.	We acknowledge our responsibility for complying with the
specified requirements.
2.	We are responsible for establishing and maintaining
effective internal control over our compliance with the
specified requirements.
3.	We have performed an evaluation of our compliance with
the specified requirements.
4.	We assert that as of June 30, 2021, for the period from
October 31, 2020 (the date of the October 31st Funds' last examination) and for the period from December 31, 2020
(the date of the December 31th Funds' last examination)
through June 30, 2021, we have complied with the
specified requirements.
5.	There was no known noncompliance with the specified
requirements.
6.	We are responsible for the interpretation of any compliance
requirements that have varying interpretations.
7.	There have been no communications from regulatory
agencies, internal auditors, and other practitioners
concerning possible noncompliance with the specified
requirements, including communications received between
the end of the period addressed in the written assertion and the date of your report.
8.	 There has been no known noncompliance occurring
subsequent to June 30, 2021 and through January 18, 2022
(the date of this letter) as of which, we made our assertion.
9.	We have responded fully to all inquiries made to us by you
during your engagement.
10.	We have made available to you all financial/custodial
records and documentation relevant to our compliance with
the specified requirements and those records requested by
you when performing your examination.
11.	We acknowledge that no procedures have been performed
since the date of your report and you have no responsibility to update your procedures.
12.	The listings of securities provided to you are a complete
and accurate record of securities on hand at June 30, 2021.
13.	We have reviewed a draft of your report of findings dated
January 18, 2022 and we are not aware of any significant
errors or misstatements contained in that report.
14.	We confirm the Custodian was the Bank of New York
Mellon for the full period covered by your report and the relevant SOC 1 report for the Funds is that of the BNY
Mellon Asset Servicing Custody and Securities Lending
Services.

Very truly yours,
BNY Mellon Investment Funds I



Jim Windels
Treasurer

									January 18, 2022
Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of
1940


We, as members of management of  BNY Mellon
Diversified Emerging Markets Fund, BNY Mellon Small
Cap Growth Fund, BNY Mellon Small Cap Value Fund,
BNY Mellon Small/ Mid Cap Growth Fund, BNY Mellon
Tax Sensitive Total Return Bond Fund, and BNY Mellon
International Equity Fund, a series of BNY Mellon
Investment Funds I, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management
Investment Companies" of the Investment Company Act of
1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2021, as well as for the period for the period from October 31, 2020 (the date of the Funds' last examination) through June
30, 2021.

Based on the evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2021, as well as for the period from October 31, 2020 (the date of the Funds' last examination) through June
30, 2021 with respect to securities reflected in the investment accounts of the Funds.

BNY Mellon Investment Funds I

Jim Windels
Treasurer

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